# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SecureWorks Corp, CIK 0001468666
CUSIP: 81374A105
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: One Concourse Parkway NE, Suite 500, Atlanta, Georgia (GA), 30328
Date of event which requires filing of this statement: 02/03/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-17-038398
Filed by CIK 0001571996

## Reporting persons
- Michael S. Dell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dell Technologies Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dell Marketing GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dell Marketing L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SecureWorks Corp
Address of issuer's principal executive offices: One Concourse Parkway NE, Suite 500, Atlanta, Georgia, 30328

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of Michael S. Dell, Dell Technologies Inc. ("Dell Technologies"), Dell Marketing GP L.L.C. ("DMGP") and Dell Marketing L.P. ("DMLP") (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated February 6, 2025, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is One Dell Way, Round Rock, Texas 78682.
Citizenship:
Michael S. Dell is a citizen of the United States.
Dell Technologies is incorporated in Delaware.
DMGP is a Delaware limited liability company.
DMLP is a Texas limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Michael S. Dell: /s/ James Williamson, James Williamson, Attorney-in-Fact (02/06/2025)
- Dell Technologies Inc.: /s/ Christopher A. Garcia, Christopher A. Garcia, Senior Vice President and Assistant Corporate Secretary (02/06/2025)
- Dell Marketing GP L.L.C.: /s/ Christopher A. Garcia, Christopher A. Garcia, Senior Vice President and Assistant Corporate Secretary (02/06/2025)
- Dell Marketing L.P.: /s/ Christopher A. Garcia, Christopher A. Garcia, Senior Vice President and Assistant Corporate Secretary of Dell Marketing GP L.L.C., of its General Partner (02/06/2025)